

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Jian Tang
Chief Executive Officer
iClick Interactive Asia Group Ltd
Prosperity Millennia Plaza, 663 King's Road, Quarry Bay
Hong Kong S.A.R.
People's Republic of China

> **Re: iClick Interactive Asia Group Ltd**
> **Form 20-F for the Year Ended December 31, 2022**
> **File No. 001-38313**

Dear Jian Tang:

We have reviewed your August 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

1. We note your response to prior comment 2. Item16I(b) of Form 20-F requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note your response states that 8.0% of the equity interest in Anhui Myhayo is owned by Hefei New Economy Industry Development Investment Co., Ltd., which is a PRC state-owned enterprise.

Please contact Kyle Wiley at (202) 344-5791 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shuang Zhao